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                                                                     EXHIBIT 4.8

                                LOCK UP AGREEMENT

                                                                   July 28, 1998

Venturi Technologies, Inc.
1327 North State Street
Orem, Utah  84057
Attention:  Gaylord Karren, Chairman
              and Chief Executive Officer

Gentlemen:

         Invest Linc Emerging Growth Equity Fund I, L.L.C., a Nevada limited liability company and successor-in-interest to CDL Emerging Growth Equity Fund I, L.L.C., a Nevada limited liability company (the "Fund"), is the holder of record of 372,862 shares of restricted Series C 6% Cumulative Convertible Non-Voting Preferred Stock (the "Series C Preferred Stock") issued by Venturi Technologies, Inc., a Nevada corporation (the "Company"). In connection with the filing, on or about the date hereof, by the Company of a Registration Statement on Form SB-2 with the Securities and Exchange Commission ("SEC") for the purpose of registering shares of the Company's common stock, the Fund has exercised its option arising under that certain Stock Purchase Agreement dated as of April 10, 1998 between the Company, the Fund, CDL Capital Corp., a Nevada corporation, and Gaylord Karren and John Hopkins, to convert, as of the date hereof, the Series C Preferred Stock into the same number of shares of the Company's common stock. As you know, the Fund has demanded that the 372,862 shares of the Company's common stock that the Fund will receive upon conversion of the Series C Preferred Stock (the "Common Shares") be registered as part of the current registration.

         In connection with the foregoing, this letter will confirm the Fund's agreement that it will not, without the Company's prior written approval, offer for sale, sell, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of the Common Shares, whether pursuant to SEC Rule 144 or otherwise, prior to May 31, 1999; provided however, that the Common Shares shall be released from such restriction on transfer at the rate of One Thousand (1,000) Common Shares per week for so long as the average closing bid price of the Common Shares exceeds Ten Dollars ($10.00) per Common Share (subject to adjustment in the event of any reverse stock splits or other similar events), on trading volume of at least fifteen thousand (15,000) Common Shares per day, for the previous thirty (30) trading days (excluding any trading halts).



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         This Agreement shall become null and void effective May 31, 1999, and all Common Shares subject to the restriction on transfer arising hereunder then shall be released in full from such restriction.

                                        Very truly yours,


                                        /s/ Kirby D. Cochran
                                        --------------------------------------
                                        Invest Linc Emerging Growth
                                        Equity Fund I, L.L.C., a Nevada limited
                                        liability company, by Kirby D. Cochran,
                                        President


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